Exhibit 99.1

NEWS RELEASE

OLYMPUS: ZEDEX MINERALS LIMITED CEASES TRADING ON ASX

Toronto, January 12, 2010 – Olympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") Mr. David Seton, Chairman, and Chief Executive Officer of Olympus, is pleased to report that as a consequence of its amalgamation with Olympus Pacific Minerals Inc. approved overwhelmingly by shareholders of Zedex Minerals Limited ("Zedex") on 17 December 2009, Zedex will cease to trade on the Australian Stock Exchange (“ASX”).

The record date for issue and transfer of the Olympus shares in consideration for the cancellation of the Zedex shares held by Zedex shareholders under the terms of the Amalgamation Proposal will be 19 January 2010.  It is anticipated that, within three days of the record date, Olympus will issue shares and dispatch via Computershare holding statements to the Zedex shareholders (with respect to the Chess Depositary Interests ("CDIs") over Olympus shares to be held by such shareholders. Each CDI will be with respect to one Olympus share).

It is anticipated that Olympus will list on the ASX within five days after the holding statements are distributed to Zedex shareholders.  This will depend on Olympus meeting all the conditions for listing and pre-quotation disclosure requirements set by the ASX by this time, Olympus is in the process of attending to these requirements.

The expected listing date for Olympus on the ASX remains as estimated in the Amalgamation Proposal at January 29th 2010.

Olympus' ASX code will be OYM.

Olympus is now positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that increases the Company’s annualized production to 115,000 ounces gold by early 2012 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company is also finalizing 2010 exploration budgets to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202
OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is “Forward-looking information”within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is the subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information.